

Offering Statement for Yasheng Group ("Yasheng Group")

Yasheng Group ("Yasheng Group" the "Company," "we," or "us"), a Colorado C-Corp incorporated on February 18th, 2021 (with its predecessor being incorporated on May 6th, 2004), is holding the following offering:

Offering Minimum: $10,000 | 40,000 shares

Offering Maximum: $5,000,000 | 20,000,000 shares

Type of Security Offered: Common Stock

Purchase Price: $0.25/share

Minimum Investment Amount: $1,000

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $1,000. The Company must reach its Target Offering Amount of $10,000 by August 21st, 2023 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

This document is generated by PicMii Crowdfunding LLC ("PicMii"), which is not a registered broker-dealer. PicMii does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. PicMii has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither PicMii nor any of its officers, directors, agents or employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All regulation CF offerings are conducted through PicMii Crowdfunding LLC, a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities, contact PicMii Crowdfunding LLC:

Chandler Kline: chandler.kline@picmiicrowdfunding.com

PicMii does not make investment recommendations and no communication through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

Cautionary Note Concerning Forward-Looking Statements

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward- looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

About This Form C

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "RISK FACTORS".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website as

http://www.yashenggroup.com

The Company must continue to comply with the ongoing reporting requirements until:

1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3. the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4. the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. the Company liquidates or dissolves its business in accordance with applicable state law.

The Company

1. What is the name of the issuer?

Yasheng Group

2245 Fortune Dr #C, San Jose, CA, 95131

Colorado, Active:

On March 15th, 2021, Yasheng Group ("HERB") entered into an Agreement of Plan of Merger (the "Merger Agreement"), by and among itself and its wholly owned subsidiary, Yasheng Group, a Colorado corporation wherein Yasheng Group merged into its wholly owned subsidiary changing home state of jurisdiction of Yasheng Group from California to Colorado. No other changes to corporation occurred maintaining the same assets, management, bylaws, authorized capital and issued and outstanding shares. No actions were required to be taken by shareholders as a result of this change in venue.

Form 15-12G Filed 04-23-2021:

It is important to note that Yasheng Group was previously publicly traded under "HERB" OTC, however Yasheng Group filed 15-12G on 04-23-2021 to terminate their securities registration. This allows them to utilize the regulation crowdfunding exemption since they no longer are publicly traded.

Eligibility

2. The following are true for Yasheng Group:

1. Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
2. Not Subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
3. Not an investment company registered or required to be registered under the Investment Company Act of 1940.
4. Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer Format).
5. Has filed with the Commission and provided investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

6. Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?
No.

Directors, Officers and Promoters of the Company

4. The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

<u>Employee Name and Title</u>

Huirong Zhang

Employee Background

Mr. Zhang became the Marketing Director of the Company in 2010. From Feb 2020 to the present, he served as a Vice President of Yasheng Group., Mr. Zhang was a Director and Chairman of Guazhou County Suoyang Site Organic Agriculture Co., Ltd from 2014 to 2022. Mr. Zhang holds a Bachelor's degree and has more than 30-year experience in agriculture, Marketing, business administration, and management. and is recognized as an innovative leader in transforming the industry.

3-Year Work History

Position: Vice President of Yasheng Group (primary position): 2020-2022

Position: Director and Chairman of Guazhou County Suoyang: 2014-2022

Position: Marketing Director of Gansu Yasheng Salt Chemical Industrial: 2010-2020

<u>Employee Name and Title</u>

Anxue Wang

Employee Background

Mr. Wang served as a Senior Engineer with the Suzhou Municipal Water Affairs Bureau in China from 2000 to 2010, in charge of water resources engineering survey and design. During that period, he won a Second Prize in Science and Technology Progress at the Gansu Province level. Previously, from 1986 to 2000, Mr. Wang served as the Corp Secretary for Jiuquan Dayu Co., Ltd., a listed company in China. Mr. Wang is a Senior Engineer. He holds a Bachelor's Degree in Engineering. Mr. Wang has over 25 years of experience in survey and administrative management. Mr. Wang currently is an independent director. He also serves as both a member of the Compensation Committee and a member of the Audit Committee.

3-Year Work History

Position: Director of Yasheng Group (primary position): 2010-2022

<u>Employee Name and Title</u>

Min Wu

Employee Background

Mr. Wu Min is a pioneer engaged in the practice and theory of China's transportation information and is known as "the pioneer of China's information industry" In the past 20 years, more than 130 news media from the central and local governments, the United States and Japan have made special reports on Wu Min's deeds. In particular, the China Communications News in November 1988 defined Mr. Wu as the "Wu Min phenomenon". In 2010, Mr. Wu successfully planned and hosted the activity of "Chinese Products" in the United States; In 2014, Mr. Wu founded "China Products Exhibition Center" in San Francisco Bay Area, which aroused local response and technical elites with management experience Mr. Wu has over twenty-five-year experience in project and administrative management. Mr. Wu currently is a Managing Director.

3-Year Work History

Position: Managing Director. of Yasheng Group (primary position): 2020-2022

<u>Employee Name and Title</u>

Eric Christopher Chen

Employee Background

Mr. Chen is CEO of Global Assets Management (Hong Kong) Limited, Eric Chen has trained in China with the top professional wushu teams since 1982. He competed as an athlete, then became the most successful US coach in international competitions. Eric was one of the pioneers that helped form the International Wushu Federation, translated the bylaws, text, and exams, composed international competition compulsory routines, judged in world championships produced the top athletes in the US, and hosted the world champion Beijing wushu team in the US from 1995-2002. From the athletic arena, Eric became a choreographer, stunt coordinator, actor, stuntman, and action director in many high-profile films such as "Kung Fu Panda", "Pirates of Caribbean II & III", "Shanghai Noon", "The One", "Empire of the Sun", "Transporter I & II", "Beverly Hills Ninja", "Wind Talker", "Mortal Kombat", "Rush Hour", "The Legend of

Bruce Lee", "Bullet Proof Monk", "Aztec Warrior" etc., and moving into producing Hollywood-China coproduction films such as "Genghis Khan", "Ice Breaker", "Journey To The West". Mr. Chen is currently the Executive Vice President.

3-Year Work History

Position: Executive Vice President of Yasheng Group (primary position): 2017-2022

<u>Employee Name and Title</u>

Robert Cardinal

Employee Background

Mr. Cardinal is the President of Global Assets Management (Hong Kong) Limited, His vast international experience of Mr. Cardinal will be an asset to the Company. He was a member of the Advisory Committee of the World Recreation Association which is a member of UNICEF. Mr. Cardinal was recently named Secretary General of the African Diplomatic Academy for North America and South America, and working out of Toronto, Hong Kong, and Beijing. Mr. Cardinal has worked for the Quebec Government and was responsible for the International Trading Committee with contacts globally. His invaluable experience and contacts will be a tremendous asset to the Company in developing Asia, African, and South American markets. Mr. Cardinal currently is Finance Director.

3-Year Work History

Position: Finance Director of Yasheng Group (primary position): 2017-2022

<u>Employee Name and Title</u>

Mike Mao

Employee Background

Dr. Mao is a professor/faculty in the University of East-West medicine. Previously Vice president and founder of California South Bay University and Triton Institute, Dr. Mao has more than twenty-five years of biotech industry entrepreneur experience starting from scientific research to biotech investment and management. Dr. Mao served as a Staff Scientist at Igenex Inc, a clinical diagnostic reference lab., where he is responsible for developing new immunoassay and molecular diagnostics for FDA approval. Prior to Igenex, he is a Team Leader/Principal Scientist at Sinogen Inc, and then Director of Research and Development at Genex Bioscience Inc. He brought a wealth of experience in antibody-related business to both companies. In addition to the above experience, Dr. Mao was an NASD-licensed investment advisor in Edward Jones Investments (investment Series 7 and S 63 licensed) specializing in biotech investment and analysis and had over 10M assets in his management. Mr. Mao currently is a vice president of Yasheng Group & CFO of Jove Therapeutics one of Yasheng Group's subsidiaries.

3-Year Work History

Position: Vice president of Yasheng Group (primary position): 2021-2022
Position: CFO of Jove Therapeutics 2022-2022
Position: President/CEO of Antagene, Inc 2012-2022

<u>Employee Name and Title</u>

Tingwu Wei

Employee Background

Mr. Wei has served as General Manager and Engineering Technical Director for Lanzhou Jiaoda Engineering Consulting Co., Ltd. since March 2009, where he has overseen the development and construction of many large projects throughout China. Previously, from 1997 to 2009, Mr. Wei was the Technical Director of the Jiuquan City Project Construction Inspection Center. He is a Senior Engineer. Mr. Wei has over 25 years of experience in engineering supervision and administrative management. 1996 to the present, during this period, Mr. Wei took a leading role in the stone material program with many large projects, Mr. Wei is currently an independent director of the Board. He also serves as a member of the Corporate Governance and Nominating Committee and a member of the Audit Committee.

3-Year Work History

Position: Director of Yasheng Group (primary position): 2010-2022

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control - as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

Principal Security Holder Name

Gansu Yasheng Salt Chemical Industrial Group

Securities

130,842,733

Security Class

Common Stock

Voting Power

83.25 %

*There are no individuals in Gansu Yasheng Salt Chemical Industrial Group that own more than 20% equity in the entity. The controlling person of Gansu Yasheng Salt Chemical Industrial Group is Huirong Zhang, who already had a background check performed per Regulation CF as the Vice President of Yasheng Group.

Business and Anticipated Business Plan

6. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Yasheng Group is a Colorado corporation U.S. company, that conducts business operations in the US, China, and the Philippines in four major segments: Mining, Agriculture, Biotechnology, and Blockchain + IoT. The company's agriculture products include herbal medicine, herbal organic food, ginkgo, solarium, betel nut, coconut, coffee, wolfberry, and hemp. Our products are exported to 15 countries around the world, and 2875 Cooperative regions distribution agents. It also designs, develops, and markets new technologies related to agriculture and genetic biology.

Agriculture:
Yasheng Group is a Colorado corporation U.S. company, is a holding company that operates and conducts its business operations in China., Philippine. The company is a producer of specialty agriculture-based products, specializing in developing organic ecology agriculture by cultivating, processing, marketing, and distributing a range of desert plants and agro-byproducts. Its product portfolio includes perishables and processed foods sold in volume, repackaged into units, or sold directly to consumers in local markets. Main products are divided into Our Desert Wild Plants and agro-byproducts are processed primarily from premium specialty agriculture products grown in Northwest & South China in three agricultural product categories: fresh fruits, specialty crops, and seeds. We have been producing our award-winning premium specialty agriculture products for over 40 years. We use the national transformation of desertification in northwest China to

build a green ecological environment and plant over 200,000 acres of large area of desert wild plants. We harvest our crops through a large area of desert plant medicine production base that we agricultural subsidies land and from collective farm operators. Our primary product offering includes over 16 major agriculture products under 4 product categories with the major products including Cistanche herba, seabuckthorn, wolfberry, licorice, Chaihu, ginkgo, shuttle, Betel nut, gastrodia, tea, organic food, etc. Fruit: grape, coconut, mango, etc, Seeds: flax seeds, coffee bean, etc. Seafood: fish, crab, and shrimp. We also produce many additional fresh fruits which supply the local and provincial markets. We have large food-grade cold storage in Shanghai, Guangzhou, and Qingdao. Since Shanghai has the largest international airport and seaport in the world, this gives us the opportunity to conduct direct international transport by air and sea. We supply food to the large Chinese mainland supermarket chain: Vanguard, Walmart, RT_MART Carrefour. We generated approximately 59% of our agriculture products revenues from Herb-Medicine-based products, 1.5% from seeds, 7.5% from fruits, and 12% from Seafood products and the residual from other production during the year ended September 31, 2020.

Biotechnology:
One of the major segments of Biotechnology is a manufacturer and supplier of a series of nutrition and healthcare products. It is a collection of bioengineering, health food, supercritical carbon dioxide extraction, wolfberry, herbal medicine, Hemp seeds, and Songaricum. Ginkgo deep processing products research, and development, is a leading producer of standardized herbal extracts, botanical herb powder, herbal tea bag cuts, and Traditional Chinese Medicals. based on medicals and extracts. our factory has independent research including natural ingredients, Phytochemistry, Analytical R&D, Biological Research, Microbiology, and medical formulations R&D. and synthesis of natural herbs antibodies, reagents, and custom services for biological research in both academia and industry. We can provide competitively priced products and services that support researchers in the areas of peptide synthesis, antibody products, custom antibody services, diagnostic immunology, animal services, and antibody-related bioassay and kit development. Driven by global customers' requirements, every person at The Maghreb is committed to quality procedures to ensure the traceability of herb raw materials and ingredients which we manufactured. the plant units are ISO, HACCP, Halal, and Kosher certified.

Blockchain:
The world's first digital betel nut industry public chain is the digital asset-based ecological platform of the betel nut industry built by Yasheng Group & Singapore Antesamamen Foundation based on blockchain technology, with the functions of anti-counterfeiting traceability, boutique mall, supply chain finance, intelligent futures trading, asset confirmation, and chain and so on. Betel nut chain (Betelnut Chain) aims to solve the problems of the betel nut industry system complex and different standards, lack of sustainable business model, asset circulation and financing development, committed to redefining the new standard of global betel nut industry, enabling green and sustainable development of betel nut industry, leading the global betel nut industry into the era of the digital asset blockchain. Through distributed accounting, cross-departmental cooperation and real-time settlement are achieved. Finally, the real assets of betel nut are certified through its quantitative and programmable functions, such as dividends, transfers, repurchases, cancellations, etc. In general, the assets can eliminate the trust problem, reduce the communication cost, deintermediary, reduce the transaction cost, and

improve the efficiency of asset circulation. Yasheng Group joint venture company Yongsheng Environmental Technology company is located in the region of 2.3 million betel nut farmers with 300 million trees and acquisition and initial processing enterprises to integrate, through the global betel nut chain (BNC), to the global capital market, Speed up the internationalization of Hainan betel nut. While enhancing the value of betel nut in Hainan, the economic benefits of betel nut growers, purchasing, and initial processing enterprises are increased, which contributes to the construction of the Hainan Free Trade Port and the rural revitalization of Hainan. It can realize the construction and application of agricultural IoT.

Intent for the Raise:
Yasheng Group plans to raise this round for the Biotechnology segment of their company, and more specifically, for Jove Therapeutics. Yasheng Group has entered a Joint Venture with ProMab Biotechnologies, Inc, a leading antibody and cell therapy development company, to form Jove Therapeutics. The purpose of the new venture is to expand tomorrow's cutting-edge technology for the development of multiple myeloma and other cancer treatment. The Joint Venture takes the stage of powerful cell therapeutics by bridging CAR-T/NK's gene delivery gaps with mRNA-LNP in cancer therapy.

Jove Therapeutics, a spin-off company from ProMab Biotechnologies, Inc, holds a worldwide (except in China, Europe, and Canada) exclusive license right of a humanized single-chain variable fragment (scFv) targeting the B Cell Maturation Antigen (BCMA) for use in allogeneic engineered cell therapies, as well as a non-exclusive license of an mRNA-lipid nanoparticle (mRNA-LNP)and NK production technology platform obtained from ProMab Biotechnologies, Inc.

Jove Therapeutics' lead asset, PMC750NK, is a next-generation allogeneic CAR-NK engineered by the mRNA-LNP system and is derived from PMC750, an extensively validated CAR-T program that targets multiple myeloma. PMC750 has completed its efficacy tests through extensive pre-clinical research, including in-vitro analysis and animal toxicology studies. Jove Therapeutical's mission is to expand tomorrow's cutting-edge technology for the development of multiple myeloma and other cancer treatment. The Joint Venture takes the stage of powerful cell therapeutics by bridging CAR-T/NK's gene delivery gaps with mRNA-LNP in cancer therapy.

Jove Therapeuticals's scientific expert team is turning to immunotherapy approaches targeting B cell maturation agent (BCMA), a cell-surface protein expressed by mature B lymphocytes, plasma cells, and most cases of multiple myeloma. BCMA, also known as CD269 or tumor necrosis factor receptor superfamily member 17 (TNFRSF17) binds to several ligands, including BAFF (B cell activating factor) and APRIL (A proliferation-inducing ligand) to mediate cell survival through downstream NF-kappa B and MAPK/JNK signaling pathways. BCMA has been targeted by antibodies and, recently, CAR (chimeric antigen receptor)-expressing T cells. CAR-T cells based on a number of monoclonal antibodies to CD19 (e.g., FMC63, SJ25C) have proven successful in the treatment of B-cell malignancies. Although BCMA CAR-T cells targeting multiple myeloma have been reported, there is a need for clinical trials with novel CAR-T cells to advance the treatment of hematological cancers.

Business Research Models
The use of research models is often a critical part of scientific discovery in the life sciences and is required by FDA guidelines as well as foreign regulatory agencies for new cell therapy drug approval processes. Our business is primarily involved in the early stages of cell therapy drug discovery and development, commonly referred to as the pre-clinical stage of drug development. During this stage, promising new drug candidates are evaluated for their effectiveness and safety through testing in research models. Data from the pre-clinical stage is submitted to the applicable regulatory agency for review in order for the drug to obtain approval to advance to the human testing stage, commonly known as clinical studies. Our research models include humanized single-chain variable fragment (scFv) targeting the B Cell Maturation Antigen (BCMA) for use in allogeneic engineered cell therapies, as well as a non-exclusive license of an mRNA-lipid nanoparticle (mRNA-LNP)and NK production technology platform which will be first research platform in the cell therapy market., we expect this technology platform will be increasingly demanded by biomedical researchers and pharmaceuticals for specialized cell therapy research and discovery. We focus on maintaining reliable powerful cell therapeutics by bridging CAR-T/NK's gene delivery gaps with mRNA-LNP in cancer therapy.

As a result, we provide consistent value-added cell therapy candidates' availability and offer a wide variety of healthy, genetically defined, and specifically targeted research models. We further differentiate our research models by providing extensive technical service and support, including scientific oversight from a team of dedicated professionals.

The Company is seeking to fund general operations and invest in JOVE THERAPEUTICS, a joint venture with Promab Biotechnologies. The purpose of the joint venture is the development of anti-BCMA CAR-NK with mRNA-LNP delivery system for multiple product pipelines including multiple myeloma treatment and a Monkeypox vaccine.

Risk Factors

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

There is an ongoing outbreak of a novel and highly contagious form of coronavirus ("COVID-19"), which the World Health Organization declared a global pandemic on March 11, 2020. The outbreak of COVID-19 has caused a worldwide public health emergency with a substantial number of hospitalizations and deaths and has significantly adversely impacted global commercial activity and contributed to both volatility and material declines in equity and debt markets. The global impact of the outbreak is rapidly evolving, and many national, state, and local governments have reacted by instituting mandatory or voluntary quarantines, travel prohibitions and restrictions, closures or reductions of offices, businesses, schools, retail stores, restaurants, and other public venues and/or cancellations, suspensions and/or postponements of certain events and activities, including certain non-essential government and regulatory activities. Businesses are also implementing their own precautionary measures, such as voluntary closures, temporary or permanent reductions in work force, remote working arrangements and emergency contingency plans.

Such measures, as well as the general uncertainty surrounding the dangers, duration, and impact of COVID-19, are creating significant disruption to supply chains and economic activity, impacting consumer confidence and contributing to significant market losses, including by having particularly adverse impacts on transportation, hospitality, healthcare, tourism, sports, entertainment and other industries dependent upon physical presence. Technological infrastructure has, and will likely continue to be, strained for so long as mandatory or voluntary quarantines are instituted, which will change, and potentially disrupt, the operations of the Company. As COVID-19 continues to spread, potential additional adverse impacts, including a global, regional or other economic recession of indeterminate duration, are increasingly likely and difficult to assess and, if the spread of COVID-19 is prolonged, it could adversely affect many economies, global financial markets and the Company even after COVID- 19 is contained.

The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on many factors, all of which are highly uncertain and cannot be predicted. Those factors include the duration and scope of the resulting public health emergency; the extent of any related restrictions implemented; the impact of such public health emergency on overall supply and demand, goods and services, investor liquidity, consumer confidence and levels of economic activity; and the extent of its disruption to important global, regional and local supply chains and economic markets. The effects of the COVID-19 pandemic may materially and adversely impact the value, performance and liquidity of the Company.

In addition, COVID-19 and the resulting changes to global businesses and economies likely will adversely impact the business and operations of the Company and therefore the business and operations of the Company. Certain businesses and activities may be temporarily or permanently halted as a result of government or other quarantine measures, voluntary and precautionary restrictions on travel or meetings and other factors, including the potential adverse impact of COVID-19 on the health of key personnel.

Regulatory changes and uncertainties.

The Company operates in a highly regulated industry subject to substantial change. In addition, both its labor and customer base are licensed and regulated by local, state, and federal governments. Policies may be changed for several reasons including, but not limited to economic conditions, public safety, socio-political factors, and such. As policy changes are made by regulators, there is no guarantee that the company will be able to provide services in its current form, which may place a substantial hardship on operations, causing an Investor to lose all or a portion of their investment.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations may require a significant pivot in strategy and execution, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenue, as well as the inherent business risks associated with our Company and present and future market conditions.

The Company's success depends on the experience and skill of its manager and other key personnel.

In particular, we are dependent on our managers. The loss of the Managers, the Principals or any other key personnel could harm the Company's business, financial condition, cash flow and performance. Accordingly, you should not invest in the Company unless you are willing to entrust all aspects of the management of the Company and the investment decisions we make on the behalf of the Company.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non- competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success and will be critical to our success as we form and advise new markets. Any incident that erodes confidence in our brand could significantly reduce the Company's value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correct.

Risks Related to the Offering

The U.S. Securities and exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering and also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Although Investors will have no right to voluntarily withdraw capital from the Company or withdraw their Securities, in certain circumstances they may be forced to withdraw from the Company.

An Investor may be forced to withdraw from the Company if the Company reasonably determines that it is necessary or desirable to do so in order to comply with applicable law or regulations, or to avoid a material adverse effect on the Company or the other holders of securities in the Company.

Investors will have no right to control the Company's operations.

The Investors will have no opportunity to control the day-to-day operations of the Company, including, without limitation, the investment and disposition decisions of the Portfolio Companies. In order to safeguard your limited liability for the liabilities and obligations of the Company, you must rely entirely on the Manager and Principals to conduct and manage the business affairs of the Company

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Company may never undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never undergo a liquidity event such as a repurchase of the Securities by the Company, a sale of the Company or an initial public or coin offering. If a liquidity event does not occur, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities have no voting rights or ability to direct the Company or its actions.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company may issue additional equity to third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

The Securities may be substantially different from other equity securities offered or issued by the Company.

The Securities may be materially different from the other equity securities of the Company in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. The Securities may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred membership interests, have been paid in full. Neither holders of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

Additional Issuer Specific Risks:

Title of Risk

Economic and Political Risks

Description of Risk

The operations of the Company are substantially located in the US

The Offering

Minimum Amount of the Securities Offered	40,000
Total Amount of the Securities Outstanding After Offering (if Target Offering Amount Met)	157,205,783
Maximum Amount of the Securities Offered	20,000,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount is Met)	177,165,783
Price Per Security	$ 0.25
Minimum Individual Purchase Amount	$1,000
Offering Deadline	Aug 21, 2023
Use of Proceeds	See Question 8
Voting Power	See Question 13

*The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

Yasheng Group ("Company") is offering securities under Regulation CF, through PicMii Crowdfunding LLC ("PicMii"). PicMii is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.5% of the value of the securities sold through Regulation CF and a $3,000 up-front fee. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $5,000,000 through an offering under Regulation CF. Specifically, if we reach the Minimum Raise Amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have not yet to be closed.

In the event The Company fails to reach the minimum offering amount of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

7. What is the purpose of this offering?
If the maximum offering amount is raised, our anticipated use of proceeds is as follows in Question 8.

8. How does the issuer intend to use the proceeds of this offering?
Add rows as necessary to account for all ways you intend to use the proceeds of this offering.

	% of Capital if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Capital if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Research and Development	50%	$5,000	50%	$2,500,000
Salaries	30%	$3,000	30%	$1,500,000
Marketing	20%	$2,000	20%	$1,000,000
Total	100%	$10000	100%	$5,000,000

*We reserve the right to change the above use of proceeds if management believes it is in the best interest of the Company.

9. How will the issuer complete the transaction and deliver securities to the investors?

Transfer Agent - In entering into an agreement on PicMii Crowdfunding's Funding Portal to purchase securities, both investors and the Company must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed) or that the Company is capable of maintaining investment records on their own. In this case, the company will be utilizing a transfer agent. The transfer agent being used is: **Transfer Online, Inc.**

10. How can an investor cancel an investment commitment?

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering PicMii will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). PicMii Crowdfunding will notify investors when the target offering amount has been met. If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

11. Can the company perform multiple closings or rolling closings for the offering?

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

12. Describe the terms of the securities being offered.

Offering Minimum: $10,000 | 40,000 shares

Offering Maximum: $5,000,000 | 20,000,000 shares

Type of Security Offered: Common Stock

Purchase Price: $0.25/share

Minimum Investment Amount: $1,000

13. Do the securities offered have voting rights? Voting Rights and Proxy:

Yes.

14. Are there any limitations on any voting or other rights identified above?

No.

15. How may the terms of the securities being offered be modified?
We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be cancelled, and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.
- The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

16. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Amount Authorized	Amount Outstanding	Reserved Options	Convertible Note/SAFEs	Voting Rights
Common	800,000,000	157,165,783	N/A	N/A	Yes
Preferred	100,000,000	0	N/A	N/A	N/A

Options, Warrants and Other Rights

17. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company)

18. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

19. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

The holder of a majority of the voting rights in the company may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

20. How are the securities being offered valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The securities being offered are valued at the issuer's discretion. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain degree of guesswork. Any of these methods, plus others, may be used to determine valuation in the future:

Liquidation Value - The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets.

Book Value - This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain, and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment would go down.

21. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The company's Certificate of Incorporation or Bylaws can be amended by the holders of a majority of the issued and outstanding shares of the Company. As minority owners, the crowdfunding investors are subject to the decisions made by the majority owners. The issued and outstanding shares of common stock give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as, among other things: (a) the liquidation, dissolution or winding up of the company, or effecting any merger or consolidation; (b) amendment of any provision of the Certificate of Incorporation or Bylaws; (c) creation and issuance of other securities having rights, preferences or privileges senior to the common stock sold to the crowdfunding investors, or increasing the authorized number of shares of stock of the company; or (d) creation of any debt security.

22. What are the risks to purchasers associated with corporate actions including:

1. **Additional issuances of securities**
2. **Issuer repurchases of securities**
3. **A sale of the issuer or of assets of the issuer**
4. **Transactions with related parties**

The authorization and issuance of additional shares of the company's common stock will dilute the ownership of the crowdfunding investors. As a result, if the company achieves profitable operations in the future, its net income per share will be reduced because of dilution, and the market price of the company's common stock, if there is a market price, could decline as a result of the additional issuances of securities. If the company repurchases securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, the company may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our securities would decline. A sale of the company or of all of the assets of the company may result in an entire loss of your investment. We cannot predict the market value of the company or its assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms.

23. Describe the material terms of any indebtedness of the issuer:

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
N/A	N/A	N/A	N/A

*Yasheng Group has consolidated its balance sheet with its subsidiaries, who do have debt, however Yasheng has not guaranteed payment for these liabilities of its subsidiaries.

24. What other exempt offerings has the Company conducted within the past three years?

N/A

25. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. **Any director or officer of the issuer;**
2. **Any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
3. **If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
4. **Any immediate family members of any of the foregoing persons.**

N/A

Financial Condition of the Issuer

26. Does the issuer have an operating history?

The four business segments of Yasheng Group:

1.) Mining Rouge Mountain Mining Group, a United States Arizona corporation with mine and exploration and development company, is engaged in the acquisition and development of mineral properties, primarily Jade, gold & silver, and other mineral properties (e.g., Copper, Zinc, mines, Montmorillonite, etc.). 1100 acres of mineral placer mining claims to Rouge Mountain Mining Group & possesses 54 claims placer gold mining & rock gold claims situated in LA PAZ County, Arizona. an Arizona corporation (" Rouge Mountain ") Rouge Mountain Mining Group's subsidiaries Silk Road Mining Company mine an average of 200 tons of jade per year, Jade is a mineral, much used in some cultures as jewelry and for ornaments, Jade processing plant of the Rouge Mountain Mining Group's uses mined jade to make jade carvings handicrafts artwork, partially supplied and sold to the market and customers

2). Agriculture

Yasheng Group (The Company) is a Colorado corporation U.S. company, is a holding company that operates and conducts its business operations in China., Philippine. The

The company is a producer of specialty agriculture-based products, specializing in developing organic ecology agriculture by cultivating, processing, marketing, and distributing a range of desert herb plants and agro-byproducts. Its product portfolio includes perishables and processed foods sold in volume, repackaged into units, or sold directly to consumers in local markets. Main products are divided into Our Desert Wild Plants and herbs and agro-byproducts are processed primarily from premium specialty agriculture products grown in Northwest & South China in three agricultural product categories: fresh fruits, specialty crops, and seeds. We have been producing our award-winning premium specialty agriculture products for over 40 years. We use the national transformation of desertification in northwest China to build a green ecological environment and plant over 200,000 acres a large area of desert wild plants, we harvest our crops through a large area of desert plant medicine production base that we agricultural subsidies land and from collective farm operators. Our primary product offering includes over 16 major agriculture products under 4 product categories with the major products including Herb-medicineï¼š songaricum, Cistanche herba, seabuckthorn, wolfberry, licorice, Chaihu, ginkgo, shuttle, Betel nut, gastrodia, hemp, tea, herbal organic food, etc. Fruit: grape, coconut, mango, etc., Seeds: flax seeds, hemp seedsï¼Œ coffee bean, Seafoodï¼š fish, crab, and shrimp. We also produce many additional fresh fruits which supply the local and provincial markets. We have large food-grade cold storage in Shanghai, Guangzhou, and Qingdao. Since Shanghai has the largest international airport and seaport in the world, this gives us the opportunity to conduct direct international transport by air and sea. We supply food to the large Chinese mainland supermarket chain: Vanguard, Walmart, RT_MART Carrefour. We generated approximately 59% of our agriculture products revenues from Herb-Medicine based products, 1.5% from seeds, 7.5% from fruits, and 12% from Seafood products and the residual from other production during the year ended September 31, 2020.

3) Yasheng Group one of the major segments of Biotechnology is a manufacturer and supplier of a series of nutrition and health care productsï¼Œ It is a collection of bioengineering, health food, supercritical carbon dioxide extraction, wolfberry, and herbal medicine, Hemp seeds, and Songaricum. Ginkgo deep processing products research, and development, is a leading producer of standardized herbal extracts, botanical herb powder, herbal tea bag cuts, and Traditional Chinese Medicals. based medicals and extracts. our factory has independent research including natural ingredients, Phytochemistry, Analytical R&D, Biological Research, Microbiology, and medical formulations R&D. and synthesis of natural herbs antibodies, reagents, and custom services for biological research in both academia and industry. We can provide competitively priced products and services that support researchers in the areas of peptide synthesis, antibody products, custom antibody services, diagnostic immunology, animal services, and antibody-related bioassay and kit development. Driven by global customers' requirements, every person at The Maghreb is committed to the quality procedures to ensure the traceability of herb raw materials and ingredients which we manufactured. the plant units are ISO, HACCP, Halal, and Kosher certified.

4.) Blockchain the world's first digital betel nut industry public chain is the digital asset-based ecological platform of the betel nut industry built by Yasheng Group & Singapore Antesamamen

Foundation based on blockchain technology, with the functions of anti-counterfeiting traceability, boutique mall, supply chain finance, intelligent futures trading, asset confirmation, and chain and so on. Betel nut chain (Betelnut Chain) aims to solve the problems of betel nut industry system complex and different standards, lack of sustainable business model, asset circulation and financing development, committed to redefine the new standard of global betel nut industry, enabling green and sustainable development of betel nut industry, leading the global betel nut industry into the era of the digital asset blockchain. Through distributed accounting, cross-departmental cooperation and real-time settlement are achieved. Finally, the real assets of betel nut are certified through its quantitative and programmable functions, such as dividend, transfer, repurchase, cancellation, etc. In general, the assets can eliminate the trust problem, reduce the communication cost, deintermediary, reduce the transaction cost, and improve the efficiency of asset circulation. Yasheng Group joint venture company Yongsheng Environmental Technology company is located in the region of 2.3 million betel nut farmers with 300 million trees and acquisition and initial processing enterprises to integrate, through the global betel nut chain (BNC), to the global capital market, Speed up the internationalization of Hainan betel nut. While enhancing the value of betel nut in Hainan, the economic benefits of betel nut growers, purchasing, and initial processing enterprises are increased, which contributes to the construction of the Hainan Free Trade Port and the rural revitalization of Hainan. It can realize the construction and application of the agricultural IoT.

27. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Property, plant, and equipment, net: The ending balance of property, plant and equipment was $138 million; the beginning balance was $132 million. This increase of 4.5% was due mainly to the result of the changes in the exchange rate & Increase farming facilities.
The major classes of property, plant, and equipment include building and improvements, machinery and equipment, transportation facilities, agricultural facilities, etc. They are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The following is a breakdown of fixed assets and accumulated depreciation by fiscal year.
Net Sales. In the year 2021, The company expanded seafood, organic agricultural product lines, natural herbs, seeds, and Biological health care products, with strengthened internal control system implementation. We generate sales from our farm and sideline products. Net sales for the year ended December 31, 2021 increased by $1,47 million or 11.67% to $14.013 million as compared to $12.548 million for the year ended December 31, 2020. The increase in net sales was attributable to higher yields and a better product mix. We also continued to benefit from expanded distribution channels. Other segments that are considered are agriculture, fishery, biotechnology/Jade raw materials. Below is an explanation of the three segments and Schedules that detail each of these three segments.

Our primary product offering includes over 16 major agriculture products under 5 product categories with the major products including Field crops: Barley, Wheat, Flaxseed, Hemp Fruit: grape, coconut, Mango Apricot, etc. Specialty Crops: Songaricum, Cistanche herba, seabuckthorn, wolfberry, licorice, Chaihu, Ginkgo, shuttle, Betel nut, gastrodia, hemp, tea, herbal organic food, etc. Seeds: flax seeds, hemp seeds; coffee beans, etc. Materialsï¼› mineral,

Jade Biotech/industrial: flavone, CBD, glycyrrhizinï¼Œ Biopeptide, infant formulaï¼Œ amino acid, etc. Seafoodï¼š Fishing, shrimp, crab, etc.

28. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.
See Exhibit A

29. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
   i. In connection with the purchase or sale of securities?
   ii. Involving the making of any false filing with the commission?
   iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?
2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
   i. In connection with the purchase or sale of any security?
   ii. Involving the making of any false filing with the Commission?
   iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?
3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
   i. At the time of the filing this offering statement bars the person from:
      1. Association with an entity regulated by such commission, authority, agency or officer?
      2. Engaging in business of securities, insurance, or banking?
      3. Engaging in savings association or credit union activities?

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
i. Suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment advisor or funding portal?
ii. Places limitations on the activities, functions or operations of such person?
iii. Bars such person from being associated with any entity or from participating in the offering of any penny stock?

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
i. Any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisors Act of 1940 or any other rule or regulation thereunder?
ii. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Yasheng Group answers 'NO' to all of the above questions.

Other Material Information

30. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material

information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading. The following documents are being submitted as part of this offering:

<u>*Governance:*</u>

Articles of Incorporation: See Attachment in Form C Filing
Corporate Bylaws: See Attachment in Form C Filing

<u>*Exhibits:*</u>

Financials: See Exhibit A

Offering Page: See Exhibit B

Subscription Agreement: See Exhibit C

Exhibit A
See Separate Attachment
"audited_financials"

Exhibit B

Offering Page

Yasheng Group

Yasheng Group is a U.S. company, that conducts business operations in the US, China, and the Philippines in four major segments: Agriculture & Fisheries, Biotechnology, Blockchain, and Mining. Yasheng Group plans to raise this round for the Biotechnology segment of their company, and more specifically, for Jove Therapeutics. Jove Therapeutic's mission is to expand tomorrow's cutting-edge technology for the development of multiple myeloma and other cancer treatment.



Progress: 0 %

Funding Raised

$0

Funding Goal

$10,000-$5,000,000

Days Remaining

Closed

 Company Website   SAVE DEAL ⬤

Virtual Business Pitch   Market Projection   Communication Channel   Team   About

Business Description

Yasheng Group is a U.S. company, that conducts business operations in the US, China, and the Philippines in four major segments: Agriculture & Fisheries, Biotechnology, Blockchain, and Mining. The four business segments of Yasheng Group include:

Mining:

Mining Rouge Mountain Mining Group, a United States Arizona corporation with a mine and exploration and development company, is engaged in the acquisition and development of mineral properties, primarily Jade, gold & silver, and other mineral properties (e.g. Copper, Zinc, mines, Montmorillonite, etc.). 1100 acres of mineral placer mining claims to Rouge Mountain Mining Group & possesses 54 claims placer gold mining & rock gold claims situated in LA PAZ County, Arizona. an Arizona corporation (" Rouge Mountain ") Rouge Mountain Mining Group's subsidiaries Silk Road Mining Company mine an average of 200 tons of jade per year, Jade is a mineral, much used in some cultures as jewelry and for ornaments, Jade processing plant of the Rouge Mountain Mining Group's uses mined jade to make jade carvings handicrafts artwork, partially supplied and sold to the market and customers

Agriculture:

Yasheng Group is a Colorado corporation U.S. company, is a holding company that operates and conducts its business operations in China., Philippine. The company is a producer of specialty agriculture-based products, specializing in developing organic ecology agriculture by cultivating, processing, marketing, and distributing a range of desert plants and agro-byproducts. Its product portfolio includes perishables and processed foods sold in volume, repackaged into units, or sold directly to consumers in local markets. Main products are divided into Our Desert Wild Plants and agro-byproducts are processed primarily from premium specialty agriculture products grown in Northwest & South China in three agricultural product categories: fresh fruits, specialty crops, and seeds. We have been producing our award-winning premium specialty agriculture products for over 40 years. We use the national transformation of desertification in northwest China to build a green ecological environment and plant over 200,000 acres of large area of desert wild plants. We harvest our crops through a large area of desert plant medicine production base that we agricultural subsidies land and from collective farm operators. Our primary product offering includes over 16 major agriculture products under 4 product categories with the major products including Cistanche herba, seabuckthorn, wolfberry, licorice, Chaihu, ginkgo, shuttle, Betel nut, gastrodia, tea, organic food, etc. Fruit: grape, coconut, mango, etc, Seeds: flax seeds, coffee bean, etc. Seafood: fish, crab, and shrimp. We also produce many additional fresh fruits which supply the local and provincial markets. We have large food-grade cold storage in Shanghai, Guangzhou, and Qingdao. Since Shanghai has the largest international airport and seaport in the world, this gives us the opportunity to conduct direct international transport by air and sea. We supply food to the large Chinese mainland supermarket chain: Vanguard, Walmart, RT_MART Carrefour. We generated approximately 59% of our agriculture products revenues from Herb-Medicine-based products, 1.5% from seeds, 7.5% from fruits, and 12% from Seafood products and the residual from other production during the year ended September 31, 2020.

Security Type:

Equity Security

Price Per Share

$0.25

Post Money Valuation:

$44,291,445.8

Regulatory Exemption:

Regulation Crowdfunding – Section 4(a)(6)

Deadline:

August 21, 2023

Minimum Investment Amount:

$1,000

Target Offering Range:

$10,000-$5,000,000

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

Biotechnology:

One of the major segments of Biotechnology is a manufacturer and supplier of a series of nutrition and healthcare products. It is a collection of bioengineering, health food, supercritical carbon dioxide extraction, wolfberry, herbal medicine, Hemp seeds, and Songaricum. Ginkgo deep processing products research, and development, is a leading producer of standardized herbal extracts, botanical herb powder, herbal tea bag cuts, and Traditional Chinese Medicals. based on medicals and extracts. our factory has independent research including natural ingredients, Phytochemistry, Analytical R&D, Biological Research, Microbiology, and medical formulations R&D. and synthesis of natural herbs antibodies, reagents, and custom services for biological research in both academia and industry. We can provide competitively priced products and services that support researchers in the areas of peptide synthesis, antibody products, custom antibody services, diagnostic immunology, animal services, and antibody-related bioassay and kit development. Driven by global customers' requirements, every person at The Maghreb is committed to quality procedures to ensure the traceability of herb raw materials and ingredients which we manufactured. the plant units are ISO, HACCP, Halal, and Kosher certified.

Blockchain:

The world's first digital betel nut industry public chain is the digital asset-based ecological platform of the betel nut industry built by Yasheng Group & Singapore Antesamamen Foundation based on blockchain technology, with the functions of anti-counterfeiting traceability, boutique mall, supply chain finance, intelligent futures trading, asset confirmation, and chain and so on. Betel nut chain (Betelnut Chain) aims to solve the problems of the betel nut industry system complex and different standards, lack of sustainable business model, asset circulation and financing development, committed to redefining the new standard of global betel nut industry, enabling green and sustainable development of betel nut industry, leading the global betel nut industry into the era of the digital asset blockchain. Through distributed accounting, cross-departmental cooperation and real-time settlement are achieved. Finally, the real assets of betel nut are certified through its quantitative and programmable functions, such as dividends, transfers, repurchases, cancellations, etc. In general, the assets can eliminate the trust problem, reduce the communication cost, deintermediary, reduce the transaction cost, and improve the efficiency of asset circulation. Yasheng Group joint venture company Yongsheng Environmental Technology company is located in the region of 2.3 million betel nut farmers with 300 million trees and acquisition and initial processing enterprises to integrate, through the global betel nut chain (BNC), to the global capital market, Speed up the internationalization of Hainan betel nut. While enhancing the value of betel nut in Hainan, the economic benefits of betel nut growers, purchasing, and initial processing enterprises are increased, which contributes to the construction of the Hainan Free Trade Port and the rural revitalization of Hainan. It can realize the construction and application of agricultural IoT.

Intent for the Raise:

Yasheng Group plans to raise this round for the Biotechnology segment of their company, and more specifically, for Jove Therapeutics. Yasheng Group has entered a Joint Venture with ProMab Biotechnologies, Inc, a leading antibody and cell therapy development company, to form Jove Therapeutics. The purpose of the new venture is to expand tomorrow's cutting-edge technology for the development of multiple myeloma and other cancer treatment. The Joint Venture takes the stage of powerful cell therapeutics by bridging CAR-T/NK's gene delivery gaps with mRNA-LNP in cancer therapy.

Jove Therapeutics, a spin-off company from ProMab Biotechnologies, Inc, holds a worldwide (except in China, Europe, and Canada) exclusive license right of a humanized single-chain variable fragment (scFv) targeting the B Cell Maturation Antigen (BCMA) for use in allogeneic engineered cell therapies, as well as a non-exclusive license of an mRNA-lipid nanoparticle (mRNA-LNP)and NK production technology platform obtained from ProMab Biotechnologies, Inc.

Jove Therapeutics' lead asset, PMC750NK, is a next-generation allogeneic CAR-NK engineered by the mRNA-LNP system and is derived from PMC750, an extensively validated CAR-T program that targets multiple myeloma. PMC750 has completed its efficacy tests through extensive pre-clinical research, including in-vitro analysis and animal toxicology studies.

Jove Therapeutical's mission is to expand tomorrow's cutting-edge technology for the development of multiple myeloma and other cancer treatment. The Joint Venture takes the stage of powerful cell therapeutics by bridging CAR-T/NK's gene delivery gaps with mRNA-LNP in cancer therapy.

Jove Therapeuticals's scientific expert team is turning to immunotherapy approaches targeting B cell maturation agent (BCMA), a cell-surface protein expressed by mature B lymphocytes, plasma cells, and most cases of multiple myeloma. BCMA, also known as CD269 or tumor necrosis factor receptor superfamily member 17 (TNFRSF17) binds to several ligands, including BAFF (B cell activating factor) and APRIL (A proliferation-inducing ligand) to mediate cell survival through downstream NF-kappa B and MAPK/JNK signaling pathways. BCMA has been targeted by antibodies and, recently, CAR (chimeric antigen receptor)-expressing T cells. CAR-T cells based on a number of monoclonal antibodies to CD19 (e.g., FMC63, SJ25C) have proven successful in the treatment of B-cell malignancies. Although BCMA CAR-T cells targeting multiple myeloma have been reported, there is a need for clinical trials with novel CAR-T cells to advance the treatment of hematological cancers.



Form C Submission

Problem

Multiple myeloma is a cancer of plasma cells characterized by clonal proliferation in the bone marrow microenvironment. Multiple myeloma is the second-most common hematologic malignancy, accounting for 5–10% of all hematologic malignancies in the USA. Despite recent progress in treatment, multiple myeloma remains incurable with high rates of relapsed and refractory disease.



Final engineered T cell product
Leukapheresis
Counterflow centrifugal elutriation
Virus
Bead
T cell
Bioreactor
Engineered T cell concentration and wash
Quality control samples
Jove Therapeuticals

Solution

Jove Therapeutics Inc will expand tomorrow's cutting-edge technology for the development of multiple myeloma and other cancer treatment. The company takes the stage of powerful cell therapeutics by bridging CAR-T/NK's gene delivery gaps with mRNA-LNP in cancer therapy.

Jove Therapeutics' lead asset, PMC750NK, is a next-generation allogeneic CAR-NK engineered by the mRNA-LNP system and is derived from PMC750, an extensively validated CAR-T program that targets multiple myeloma. PMC750 has completed its efficacy tests through extensive pre-clinical research, including in-vitro analysis and animal toxicology studies. These data indicate that novel CAR-T cells utilizing the BCMA 4C8A scFv are effective against multiple myeloma and warrant future clinical development. Jove Therapeutics strongly believes that BCMA CAR-T cells based on the novel mAb significantly decreased multiple myeloma tumor growth, demonstrating great potential for treating patients with multiple myeloma

Jove Therapeuticals CAR-T by mRNA-LNP ($80,000/treatment)



T cell Binding LNP
NXGen

Jove Therapeuticals

Business Model

Business Research Models

The use of research models is often a critical part of scientific discovery in the life sciences and is required by FDA guidelines as well as foreign regulatory agencies for new cell therapy drug approval processes. Our business is primarily involved in the early stages of cell therapy drug discovery and development, commonly referred to as the pre-clinical stage of drug development. During this stage, promising new drug candidates are evaluated for their effectiveness and safety through testing in research models. Data from the pre-clinical stage is submitted to the applicable regulatory agency for review in order for the drug to obtain approval to advance to the human testing stage, commonly known as clinical studies. Our research models include humanized single-chain variable fragment (scFv) targeting the B Cell Maturation Antigen (BCMA) for use in allogeneic engineered cell therapies, as well as a non-exclusive license of an mRNA-lipid nanoparticle (mRNA-LNP)and NK production technology platform which will be first research platform in the cell therapy market., we expect this technology platform will be increasingly demanded by biomedical researchers and pharmaceuticals for specialized cell therapy research and discovery. We focus on maintaining reliable powerful cell therapeutics by bridging CAR-T/NK's gene delivery gaps with mRNA-LNP in cancer therapy.

As a result, we provide consistent value-added cell therapy candidates' availability and offer a wide variety of healthy, genetically defined, and specifically targeted research models. We further differentiate our research models by providing extensive technical service and support, including scientific oversight from a team of dedicated professionals



Traction & Customers

Jove Therapeuticals Inc: Sales, Marketing, and Customer Support

We sell our pipeline drug candidates with strong IP and services principally through a direct sales force. The direct sales force is supplemented by a network of international distributors for some of our pipeline drug candidates with strong IP and services businesses. Our internal marketing groups support the field sales staff while developing and implementing programs to create close working relationships with customers in the biomedical research industry. Our website will be an effective marketing tool, and we will make it a valuable resource in the laboratory animal field for our clients.

Target #1

Small and mid-size biotech companies in the U.S and worldwide
The initial targets of company businesses are small and mid-size biotech companies, where they do not have their own technology platform and do not have in-house expertise for drug discovery and development.

Target #2

Big pharmaceutical companies
Big pharmaceutical companies such as Pfizer, GSK, Amgen, etc. will be targeted as clients of our novel next-generation CAR-NK pipelines of human diseases, in which we own the IP position of the scientific innovation

Investors

Jove Therapeuticals Inc received over $1 million in research and development funding from Promab Biotechnology Inc. and carried out extensive research objectives

Terms

Yasheng Group is offering a total of 20,000,000 shares at a price of $0.25/share. This is an equity offering with voting rights.

	Percentage of Capital for Target **100%**	Amount of Capital for Target **$10,000**	Percentage of Capital for Max **100%**	Amount of Capital for Target **$5M**
Research & Development	50%	$5,000	50%	$2,500,000
Salaries	30%	$3,000	30%	$1,500,000
Marketing	20%	$2,000	20%	$1,000,000

Risks

See Offering Statement; A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Market Projection

The projected development milestones:

Year: 1

Headcount: 3

Capital Needed (Millions USD): $0.5

Goals to Finish: 1) Start up a manufacturing and R&D facility

2) Complete QA/QC tests and prepare related data.

3) Launch product into US and international markets.

Year 1.5 – 2.5

Headcount: 5-8

Capital Needed (Millions USD): $1.2

Goals to Finish: 1) Continue to push products into the market

2) Establish distribution channels (domestic and international)

3) Launch large marketing campaigns

The following financial projections are based on revenues from only two sources: drug development service and drug candidate out-licensing.

	Unit	2023	2024	2025
New Drug Candidates License				
Total project#		1	2	10
Revenue	$MM	-0.5	2.0	10.0
Unit cost	$	-0.5	1.0	5.0
Technology Platform Services and co-development				
Sales	$MM	-1.0	0.5	2.0
Cost	$MM			
Tot. Sales	$MM		2.5	12.0
Tot. Cost	$MM		1.0	5.0
Profit	$MM	(- 1.5)	1.5	7.0

Competition

Our Competitive Strengths

1) Develop Long-Standing Relationships with a growing Customer Base. Our customers will consist primarily of large pharmaceutical companies, biotechnology, hospitals, academic institutions, and government agencies. We will develop long-term, stable relationships with our customers. We will further strengthen our customer relationships by offering related drug candidate pipelines and services to our research model customers.

2) Critical Component of Pharmaceutical Research. The research models are essential to the new drug discovery and development process. While pharmaceutical companies generally invest large sums of money in developing new drugs, the purchase of research models typically represents an immaterial portion of the cost to commercialize a new drug. Our business for high-quality models and consistent product availability enables us to maintain and expand our customer relationships.

3) Experienced and Motivated Management Team. Our senior management team has extensive experience in supplying the biomedical research industry and an average of 10 years of experience with big pharmaceuticals. Our senior management team has successfully grown our business, secured our current strong market positions, integrated eight strategic acquisitions, and positioned us for growth. Our senior management team has broadened our pure research model focus to also include being a leading supplier of biomedical products and services in several specialized niche markets.



Zhang Huirong
Marketing Director
Background

Mr. Zhang became the Marketing Director of the Company in 2010. From Feb 2020 to present, he served as a Vice President of Yasheng Group., Mr. Zhang was a Director and subsequently Chairman of Guazhou County Suoyang Site Organic Agriculture Co., Ltd from 2014 to 2022. Mr. zhang holds a Bachelor degree and has more than 30-year experience in agriculture, Marketing, business administration and management.and is recognized as an innovative leader in transforming the industry.

Anxue Wang
Director
Background

Anxue Wang served as a Senior Engineer with the Suzhou Municipal Water Affairs Bureau in China from2000 to 2010, in charge of water resources engineering survey and design. During that period, he won a Second Prize in Science and Technology Progress at the Gansu Province level. Mr. Wang currently is an independent director. He also serves as both a member of the Compensation Committee and a member of the Audit Committee.

Min Wu
Managing Director
Background

Min Wu is a pioneer engaged in the practice and theory of China's transportation information and is known as "the pioneer of China's information industry" In the past 20 years, more than 130 news media from the central and local governments, the United States and Japan have made special reports onWu Min's deeds. In 2014, Mr. Wu founded "China Products Exhibition Center" inSanFrancisco Bay Area, which aroused local response and technical elites with management experience Mr. Wu has over twenty-five-year experience in project and administrative management. Mr. Wu currently is a Managing Director.

Eric Christopher Chen
Executive Vice President
Background

Eric Chen trained in China with the top professional wushu teams since 1982. He competed as an athlete, then became the most successful US coach in the international competitions. From the athletic arena, Eric became a choreographer, stunt coordinator, actor, stuntman, and action director in many high-profile films such as "Kung Fu Panda", "Pirates of Caribbean II & III", "Shanghai Noon", "TheOne", "Empire of the Sun", etc. and moved into producing Hollywood- China coproduction films such as "Genghis Khan", "Ice Breaker", and "Journey To The West". Mr. Chen is currently the Executive Vice President.

Robert Cardinal
Finance Director
Background

Robert Cardinal is the President of Global Assets Management (Hong Kong) Limited. His vast international experience will be an asset to the Company. He was a member of the Advisory Committee of the World Recreation Association which is a member of UNICEF. His invaluable experience and contacts will be a tremendous asset to the Company in developing Asia, African, and South American markets. Mr. Cardinal currently is Finance Director.

Mike Mao
Vice President
Background

Dr. Mao is a professor/faculty in the University of East-West medicine. Previously Vice president and founder of California South Bay University and Triton Institute, Dr. Mao has more than twenty-five years of biotech industry entrepreneur experience starting from scientific research to biotech investment and management. Dr. Mao served as a Staff Scientist at Igenex Inc, a clinical diagnostic reference lab., where he is responsible for developing new immunoassay and molecular diagnostics for FDA Approval. Dr. Mao currently is a vice president of Yasheng Group & CFO of Jove Therapeutics one of Yasheng Group's subsidiaries.

Tingwu Wei
Director
Background

Tingwu Wei has served as General Manager and Engineering Technical Director for Lanzhou Jiaoda Engineering Consulting Co., Ltd. since March 2009, where he has overseen the development and construction of many large projects throughout China. Wei has over 25-year experience in engineering supervision and administrative management. He is currently an independent director of the Board, serves as a member of the Corporate Governance and Nominating Committee, and is a member of the Audit Committee.

Virtual Business Pitch | Market Projection | Communication Channel | Team | About

Legal Company Name

Yasheng Group

Location

2245 Fortune Dr #C
San Jose, California 95131

Number of Employees

245

Incorporation Type

C-Corp

State of Incorporation

Colorado

Date Founded

February 18, 2021

Exhibit C

Yasheng Group Common Stock Subscription Agreement

The undersigned ("**Subscriber**") hereby tenders this subscription ("**Subscription Agreement**") to Yasheng Group, a Colorado Corporation (the "**Company**"), on the terms and conditions set forth below:

1. Subscription. Subject to the terms and conditions of this Subscription Agreement, Subscriber hereby: (a) subscribes to purchase from the Company the number of shares of Common Stock of the Company (the "**Common Stock**") set forth on the signature page of this Subscription Agreement (the "**Shares**"); and (b) agrees to pay to the Company, upon Subscriber's execution of this Subscription Agreement, an amount equal to $0.25 per Share (the "**Purchase Price**"), via check, wire transfer, ACH, or Debit/Credit Card to the Company.

      a. By executing this Subscription agreement, Subscriber acknowledges that Subscriber has received this Subscription agreement, a copy of the Offering Statement filed with the SEC and any other information required by the Subscriber to make an investment decision.

      b. The aggregate number of Securities sold shall not exceed 20,000,000 shares (the "Oversubscription Offering"). The Company may accept subscriptions until August 21st, 2023, (the "Offering Deadline"). Provided that subscriptions for 40,000 shares ($10,000 in investments) are received (the "Target Offering Amount"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Offering Deadline (each a "Closing Date").

2. Acceptance. The Company has the right to accept or reject Subscriber's subscription in its sole and absolute discretion. The subscription will be accepted only when the Company countersigns this Subscription Agreement. Subscriber understands and agrees that, if this Subscription Agreement is accepted, it may not be cancelled, revoked or withdrawn by Subscriber. If this offer to buy Shares is rejected by the Company or is withdrawn by Subscriber in writing prior to acceptance by the Company, such portion of the Purchase Price as has been received by the Company in connection with this Subscription Agreement will be returned to Subscriber without interest, and Subscriber will cease to have any interest in, or rights with respect to, the Shares.

3. Purchase Procedure.

a. Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the intermediary.

b. Escrow arrangements. Payment for the Securities shall be received by Enterprise Bank & Trust (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable closing. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice upon Closing.

4. <u>Representations, Warranties and Agreements</u>. Subscriber makes the following representations, warranties, acknowledgments and agreements in order to induce the Company to accept this subscription:

(a) <u>Authorization</u>. Subscriber has full power and authority to enter into this Subscription Agreement, and when executed and delivered by Subscriber, will constitute valid and legally binding obligations of Subscriber, enforceable in accordance with their terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors' rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

(b) <u>Purchase Entirely for Own Account</u>. This Subscription Agreement is made with Subscriber in reliance upon Subscriber's representation to the Company, which by Subscriber's execution of this Subscription Agreement, Subscriber hereby confirms, that the Shares to be acquired by Subscriber will be acquired for investment for Subscriber's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that Subscriber has no present intention of selling, granting any participation in, or otherwise distributing the same in violation of applicable securities laws. By executing this Subscription Agreement, Subscriber further represents that Subscriber does not presently have any contract, undertaking, agreement or arrangement with any person or entity to sell, transfer or grant participations to such person or entity or to any third person or entity, with respect to any of the Shares. In an entity, Subscriber has not been formed for the specific purpose of acquiring the Shares.

(c) <u>Disclosure of Information</u>. Subscriber and his, her or its attorneys and/or advisors have had an opportunity to obtain information concerning the Company and have had an opportunity to ask questions of and receive answers from authorized representatives of the Company concerning the Company, the offering and sale of the Shares and any other relevant matters pertaining to this investment, and in all instances have been afforded the opportunity to obtain such additional information as necessary to verify the accuracy of the information that was otherwise provided.

Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Statement. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(d) <u>Restricted Securities</u>. Subscriber understands that the Shares have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of Subscriber's representations as expressed herein. Subscriber understands that the Shares are "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, Subscriber must hold the Shares indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. Subscriber acknowledges that the Company has no obligation to register or qualify the Shares for resale. Subscriber further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Shares, and on requirements relating to the Company which are outside of Subscriber's control, and which the Company is under no obligation and may not be able to satisfy.

(e) <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

Subscriber is aware of the adoption of Rule 144 by the Securities and Exchange Commission under the Securities Act, which permits limited public resales of securities acquired in a non-public offering, subject to the satisfaction of certain conditions, including (without limitation) the availability of certain current public information about the issuer, the resale occurring only after the holding period required by Rule 144 has been satisfied, the sale occurring through an unsolicited "broker's transaction," and the amount of securities being sold during any three-month period not exceeding specified limitations. Subscriber acknowledges and understands that the conditions for resale set forth in Rule 144 have not been satisfied and that the Company has no plans to satisfy these conditions in the foreseeable future.

Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i)   To the Company;
(ii)   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act
(iii)   As a part of an offering registered under the Securities At with the SEC; or
(iv)   To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(f) <u>No Violations</u>. Subscriber will not sell, transfer, or otherwise dispose of the Shares in violation of this Subscription Agreement, the Securities Act, the Securities 3 Exchange Act of 1934, or the rules promulgated thereunder, including Rule 144 under the Securities Act.

(g) <u>Securities Law Restrictions</u>. Regardless of whether the offering and sale of Shares under this Subscription Agreement have been registered under the Securities Act or have been registered or qualified under the securities laws of any state, the Company at its discretion may impose restrictions upon the sale, pledge or other transfer of the Shares (including the placement of appropriate legends on stock certificates, if any, or the imposition of stop-transfer instructions) if, in the judgment of the Company, such restrictions are necessary or desirable in order to achieve compliance with the Securities Act, the securities laws of any state or any other law.

(h) <u>Rights of the Company</u>. The Company shall not be required to (i) transfer on its books any Shares that have been sold or transferred in contravention of this Subscription Agreement or (ii) treat as the owner of Shares, or otherwise to accord voting, dividend or liquidation rights to, any transferee to whom Shares have been transferred in contravention of this Subscription Agreement.

(i) <u>No Public Market</u>. Subscriber understands that no public market now exists for the Shares, and that the Company has made no assurances that a public market will ever exist for the Shares.

(j) <u>Legends</u>. Subscriber understands that the Shares are issued and issuable in uncertificated form, but that the Board of Directors of the Company may authorize the issuance of stock certificates at any time, and if so authorized, such stock certificates representing the Shares will bear such legend as the Board of Directors of the Company then determines appropriate, including the following example legend:

"THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933."

(k) <u>Investor Limits</u>. Subscriber is either an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act or is investing within their investor limits as defined in 4(a)(6) of Regulation CF.

(l) <u>Speculative Investment</u>. Subscriber is aware that an investment in the Shares is highly speculative and Subscriber could lose his, her or its entire investment and Subscriber's financial condition is such that Subscriber is able to bear the economic risks of investment in the Shares, including the risk of loss of Subscriber's entire investment in the Shares should the Shares become worthless, taking into consideration the limitations on resale of the Shares.

(m) <u>Financial Experience</u>. Subscriber, by reason of his, her or its business or financial experience or by reason of the business or financial experience of his, her or its 4 financial advisor is capable of evaluating the risks and merits of an investment in the Shares and of protecting his, her or its own interests in connection with this investment.

(n) <u>Residence</u>. If Subscriber is an individual, then Subscriber resides in the state identified in the address of Subscriber set forth on the signature page of this Subscription Agreement; if Subscriber is a partnership, corporation, limited liability company or other entity, then the office or offices of Subscriber in which its principal place of business is identified in the address or addresses of Subscriber set forth on the signature page of this Subscription Agreement.

(o) <u>Indemnification</u>. Subscriber agrees to indemnify, defend and hold harmless the Company and its shareholders, directors, officers, employees, agents and representatives from and against all damages, losses, costs and expenses (including reasonable attorneys' fees) which they may incur by reason of the failure of Subscriber to fulfill any of the terms or conditions of this Subscription Agreement, or by reason of or attributable to any breach of the representations and warranties made by Subscriber herein, or in any document provided by Subscriber to the Company or the fact that any of such representations and warranties or acknowledgments and understandings set forth herein or therein are untrue or without adequate factual basis to be considered true and not misleading.

(p) <u>Choice of Law</u>. This Subscription Agreement, its construction and the determination of any rights, duties or remedies of the parties arising out of, or relating to, this Subscription Agreement shall be governed by the internal laws of the State of Colorado.

(q) <u>Entire Agreement</u>. The terms of this Subscription Agreement are intended by the parties as the final expression of their agreement with respect to the terms included in this Subscription Agreement and may not be contradicted by evidence of any prior or contemporaneous agreement, arrangement, understanding, representations, warranties, covenants, or negotiations (whether oral or written).

(r) <u>No Waiver</u>. No waiver or modification of any of the terms of this Subscription Agreement shall be valid unless in writing. No waiver of a breach of, or default under, any provision of this Subscription Agreement shall be deemed a waiver of such provision or of any subsequent breach or default of the same or similar nature or of any other provision or condition of this Subscription Agreement.

(s) <u>Counterparts</u>. This Subscription Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(t) <u>Electronic Execution</u>. A signed copy of this Subscription Agreement, including in Portable Digital Format (.pdf) or other digital format, delivered by facsimile, e-mail or other means 5 of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Subscription Agreement.

(u) <u>Expenses</u>. Each party shall pay all of the costs and expenses that it incurs with respect to the negotiation, execution, delivery, and performance of this Subscription Agreement.

(v) <u>Survival</u>. All representations, warranties and covenants contained in this Subscription Agreement shall survive acceptance of the subscription.

(w) <u>Gender and Number</u>. Terms used in this Subscription Agreement in any gender or in the singular or plural include other genders and the plural or singular, as the context may require. If Subscriber is an entity, all reference to "him" and "his" or "her" and "hers" shall be deemed to include "it" or "its" and vice versa.

(x) <u>Foreign Investors.</u> If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of Securities.

Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

Yasheng Group

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Common Stock of Yasheng Group by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

(Offline Investor)
(E-Mail Address)

Number of securities: **Common Stock**
Aggregate Subscription Price: **$0.00 USD**

TYPE OF OWNERSHIP:

If the Subscriber is individual:

If the Subscriber is not an individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box is the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

Yasheng Group

By:

Authorized Signing Officer

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of Appendix A attached hereto: ☐

OR (ii) The aggregate subscription amount of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF. in the last 12 months.

Aggregate subscription amount invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF. in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF. in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (a) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth.

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year.

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000.

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

                                            By:

                                                (Signature)

                                            Name:

                                            (If signing on behalf of entity)

                                            Title:

                                            (If signing on behalf of entity)

INTERNATIONAL INVESTOR CERTIFICATE

FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES

TO: Yasheng Group (the "**Corporation**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Corporation that:

   i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

   ii. the issuance of the securities in the capital of the Corporation under this agreement (the "**Securities**") by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

   iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

   iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

   v. the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

   vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

   vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

   viii. the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

                                               By:

                                               (Signature)

                                               Name:

                                               (If signing on behalf of entity)

                                               Title:

                                               (If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

DATED:

INVESTOR: (Print Full Name of Investor)

                                                             By:

                                                                 (Signature)

                                                             Name of Signing Officer (if Entity):

                                                             Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number